Exhibit 17.1

April 7, 2009

To my fellow Board members:

I hereby resign from our Board of Directors, ending my 22 years of service to Amylin Pharmaceuticals.

A majority of you decided we could not win our proxy fight if we did not replace two ex-CEO Board members, including me. Even if I agreed, the obvious and appropriate choice to not stand for election would be our Chairman, who has presided over the loss of shareholder value that sparked the proxy fight.

I favor Board changes that are in the best interests of Amylin. As founding CEO, I built the technology platform that produced BYETTA, SYMLIN, and our obesity pipeline. In 1996 I decided we needed a leader with pharmaceutical operating experience, qualifications I did not have. So, I stepped down as CEO, and later as Chairman.

For the past decade as an independent director I’ve focused my Board role on helping management continue our scientific and entrepreneurial vision. I’m proud to have filed my most recent patent application on behalf of Amylin less than two years ago. I think I could have continued to help Amylin with these challenges.

Over the years I have invested heavily in Amylin, first to launch the company and then to keep us afloat. As a result, my departure from the Board has reduced Director ownership of AMLN stock by over 50%. Such a large reduction in Board shareholdings cannot be reassuring to investors who are concerned about Board alignment with their financial interests.

I’m disappointed in the outcome of the nominating process. You were not receptive to my ideas about new Board skills, and I did not participate in the vetting and recruiting process, so I am unsure about the new nominees. I will not vote my shares to reelect our current Chairman.

Going forward I intend to be a proactive outside shareholder with an important equity position. I will expect the new Board to preside over commercial results commensurate with our leading science, which can help millions of patients with diabetes and obesity.

Respectfully,

Howard E. (Ted) Greene, Jr., Co-Founder of Amylin